Exhibit 21.1

Subsidiaries of Zalicus Inc.

Zalicus Securities Corporation—incorporated in Massachusetts

Zalicus Pharmaceuticals Ltd.—formed in British Columbia

Neuromed Pharmaceuticals Inc.—incorporated in Delaware

0797733 B.C. Ltd.—formed in British Columbia